Exhibit 10(i)

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made effective as of March 1, 2004, by and between Atmospheric Glow Technologies, Inc. (the “Corporation”), Knoxville, Tennessee; and Thomas W. Reddoch (the “Executive”).

WHEREAS, as part of the closing of the reverse merger acquisition (“Acquisition”) of Corporation and Atmospheric Glow Technologies, LLC, Executive’s current employer, the Corporation wishes to assure itself of the future services of Executive for the period provided in this Agreement; and

WHEREAS, the Executive is willing to serve in the employment of the Corporation on a full-time basis for said period.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.	POSITION AND RESPONSIBILITIES.

During the period of his employment hereunder, Executive agrees to serve as Chairman and Chief Executive Officer of the Corporation. The primary responsibilities are:

a)	To provide overall management and direction of the Corporation.

b)	Develop, appoint, and direct the Executive Committee of the Corporation

c)	Develop corporate partners for commercializing the products of the Corporation.

2.	TERMS AND DUTIES.

(a) The term of this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of thirty-six (36) full calendar months thereafter. Subsequent employment shall be employment at-will and work for hire. Upon termination of employment, for a period of twenty-four (24) months following the date of termination, the Executive agrees that he will not compete with the Corporation. For purposes of this paragraph, the term “compete” shall have the same meaning as more fully described in Paragraph 10, Non-Competition.

(b) During the period of his employment hereunder, except for periods of absence occasioned by illness, vacation periods, and leaves of absence, including approved leaves of absence undertaken for educational pursuits, Executive shall devote his efforts to the faithful performance of his duties hereunder including activities and services related to the organization and operation of the Corporation; provided, however, that, from time to time, Executive may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations which will not materially affect the performance of Executive’s duties pursuant to this Agreement. Executive may also devote reasonable time to the completion of his Ph.D. degree.

3.	COMPENSATION AND REIMBURSEMENT.

(a) The compensation specified under this Agreement shall constitute the salary and benefits paid for the duties described in Paragraphs 1 and 2. The Corporation shall pay Executive as compensation a salary of One Hundred and Fifty Thousand Dollars ($150,000) per year (“Base Salary”). Such Base Salary shall be payable in accordance with the customary payroll practices of the Corporation. During the period of this Agreement, Executive’s Base Salary shall be reviewed at least annually; the first such review will be made no later than January 15th 2005, and subsequent annual periods until this Agreement expires. Executive shall be guaranteed a minimum annual increase of two and one half (2.5%) percent in his Base Salary, due and payable beginning on and after each twelve (12) month period, based on a favorable review by the Compensation Committee of the Corporation, and he shall also receive such other, additional compensation, including additions to his Base Salary, bonuses, and stock options as shall be determined by the Compensation Committee of the Board of Directors of the Corporation.

(b) Executive will be entitled to participate in or receive benefits under any of Corporation’s employee benefit plans including, but not limited to, stock options, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, rewards for patent allowances, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by the Corporation in the future to its senior Executive and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements. Executive will be entitled to incentive compensation and bonuses as provided in any plan, or pursuant to any arrangement of the Corporation, in which Executives are eligible to participate. Nothing paid to the Executive under any such plan or arrangement will be deemed to be in lieu of other compensation to which the Executive is entitled under this Agreement, except as provided under Paragraph 5(e).

(c) Executive shall receive from the Corporation a signing bonus of Twenty Thousand Dollars ($20,000.00) gross, upon execution and delivery of this Agreement and shall receive such payments in twelve equal installments over the first year of this agreement.

(d) Executive shall be provide with a life insurance policy in an amount of $250,000 payable to his estate.

(e) Executive will be reimbursed for reasonable travel and entertainment expenses on the Corporation’s behalf according to said rules of the Corporation. The Executive will be provided with a cell telephone.

(f) Executive shall also receive an additional initial vested option to purchase up to 4 million shares of series A Common Stock in the Corporation part as an incentive stock option within the allowance of federal tax code, at a strike price of $0.11 per share. The option period can span up to ten years.

(g) Executive shall be provided a bonus program as approved by the Compensation Committee.

(h) The options granted by Paragraphs 3(c) and 3(e) shall be forfeited by the Executive should he leave the Corporation prior to completion of the terms of this Agreement by dismissal for cause. The stock subject to these options shall be subject to the same terms, conditions, restrictions and requirements as other series A common stock issued to others in connection with the closing of the Acquisition, and Executive will be required to make such similar investor representations as Corporation’s counsel may deem required or appropriate in connection with the grant of any such options or issuance of such shares.

4.	PAYMENTS TO EXECUTIVE UPON AN EVENT OF TERMINATION.

(a) Upon the occurrence of an Event of Termination (as herein defined) during the Executive’s term of employment under this Agreement, the provisions of this Paragraph shall apply. As used in this Agreement, an “Event of Termination” shall mean and include any one or more of the following: (i) the termination by the Corporation of Executive’s fulltime employment hereunder for any reason other than: a Change in Control as defined in Paragraph 5(a) hereof; disability, as defined in Paragraph 6(a) hereof; death; as defined in Paragraph 7 hereof; or for Cause, as defined in Paragraph 8 hereof; or (ii) Executive’s resignation from the Corporation’s employment, unless consented to by the Executive upon (A) a material change in Executive’s function, duties, or responsibilities, which change would cause Executive’s position to become one of lesser responsibility, importance, or scope from the position and attributes thereof described in Paragraphs 1 and 2 above (any such material change shall be deemed a continuing breach of this Agreement); (B) a relocation of Executive’s principal place of employment by more than fifty (50) miles from its location at the effective date of this Agreement, or a material reduction in the benefits and perquisites to Executive from those being provided as of the effective date of this Agreement; (C) the liquidation or dissolution of the Corporation; or (D) any breach of this Agreement by the Corporation. Upon the occurrence of any event described in clauses (A), (B), (C) or (D) above, Executive shall have the right to elect to terminate his employment under this Agreement by resignation upon not less than sixty (60) days prior written notice to the Corporation given within a reasonable period of time (not to exceed, except in case of Corporation’s continuing breach, four (4) calendar months) after the event giving rise to said right to elect.

(b) Upon the occurrence of an Event of Termination, the Corporation shall pay Executive or, in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, as severance pay or liquidated damages, or both, a lump sum payment up to 1.5 times the amount of the Executive’s annual Base Salary. However, under no circumstances shall the sum of this payment plus Executive’s previous pay exceed the total Base Salary committed to by this Agreement.

(c) Upon the occurrence of an Event of Termination, the Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage then maintained by the Corporation for Executive prior to his termination, for a continuation period of twenty-four (24) months at the Corporation’s expense, A COBRA notice shall be issued by Corporation upon the Executive’s date of termination. Any COBRA-mandated coverage (if COBRA is required of the Corporation) extensions beyond the first twenty-four (24) months will be at the option of the Executive and paid for by him as provided by law unless he has secured other coverage from another source extinguishing his coverage rights.

5.	CHANGE IN CONTROL.

(a) No benefit shall be paid under this Paragraph 5 unless there shall have occurred a Change in Control of the Corporation. For purposes of this Agreement, a “Change in Control” of the Corporation shall be deemed to occur if and when:

(i) there occurs a merger, consolidation, reorganization, recapitalization or similar transaction involving the securities of the Corporation under which more than 50 percent of the voting securities of the surviving corporation(s) is held by persons other than the shareholders of the Corporation’s series B common stock on the effective date of this Agreement.

(ii) the Board of Directors declares a change in control.

(b) If any of the events described in Paragraph 5(a) hereof constituting a Change in Control have occurred or the Board of the Corporation has determined that a Change in Control has occurred, Executive shall be entitled to the benefits provided in paragraphs (c), (d) and (e) of this Paragraph 5 upon his subsequent involuntary termination of employment at any time during the term of this Agreement (or voluntary termination following a Change of Control following any demotion, loss of title, office or significant authority, reduction in his annual compensation or benefits, or relocation of his principal place of employment by more than 50 miles from its location immediately prior to the Change in Control), unless such termination is because of his death, as provided in Paragraph 7, termination for Cause, or termination for Disability.

(c) Upon the occurrence of a Change in Control followed by the Executive’s non-elected termination of employment, the Corporation shall pay Executive or, in the event of his subsequent death, his beneficiary or beneficiaries or his estate, as the case may be, as severance pay or liquidated damages, or both, not to exceed the remaining base salary under this Agreement. Such payment shall be made in a lump sum paid within ten (10) days of the Executive’s date of termination.

(d) Upon the occurrence of a Change in Control followed by the Executive’s non elected termination of employment, the Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage maintained by the Corporation for Executive prior to his severance. In addition, Executive shall be entitled to receive an amount equal to Corporation’s contributions that would have been made on the Executive’s behalf over the remaining term of the Agreement to any tax- qualified retirement plan sponsored by the Corporation as of the date of termination. Such coverage and payments shall cease after eighteen (18) months of Executive’s date of termination, or the expiration of this Agreement, whichever occurs sooner.

(e) Upon the occurrence of a Change in Control and the non-elected termination of the Executive, the Executive shall be entitled to receive benefits due him under, or contributed by the Corporation on his behalf, pursuant to any retirement, incentive, profit sharing, patent reward, bonus, performance, disability or other employee benefit plan maintained by the Corporation on the Executive’s behalf to the extent that such benefits are not otherwise paid to the Executive upon a Change in Control.

(f) Notwithstanding the preceding paragraphs of this Paragraph 5, in the event that the aggregate payments or benefits to be made or afforded to the Executive under this Paragraph would be deemed to include an “excess parachute payment” under §280G of the Code, such payments or benefits shall be payable or provided to Executive in equal monthly installments over the minimum period necessary to reduce the present value of such payments or benefits to an amount which is one dollar ($1.00) less than the total base amount as defined by §280G(b)(3) of the Code.

(g) Upon the occurrence of a Change in Control followed by the Executive’s termination of employment, the Executive agrees that he will not compete with the Corporation or the surviving entity for a period of twenty-four (24) months following the date of termination. For purposes of this Paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

6.	TERMINATION FOR DISABILITY.

(a) If the Executive shall become disabled as defined in the Corporation’s then current disability plan (or, if no such plan is then in effect, if the Executive is permanently and totally disabled within the meaning of §22(e)(3) of the Code, as determined by a physician designated by the Board), the Corporation may terminate Executive’s employment for “Disability”.

(b) Upon the Executive’s termination of employment for Disability, the Corporation will pay Executive, as disability pay, a bi-weekly payment equal to two-thirds (2/3) of Executive’s bi-weekly rate of Base Salary on the effective date of such termination. These disability payments shall commence on the effective date of Executive’s termination and will end on the earlier of: (i) the date Executive returns to the full-time employment of the Corporation in the same capacity as he was employed prior to his termination for Disability (and pursuant to an employment agreement between Executive and the

Corporation, if the term of this Agreement has not then expired); (ii) Executive’s full-time employment by another employer; (iii) Executive’s death; or (iv) this Agreement expires. The disability pay shall be reduced by the amount, if any, paid to the Executive under any plan of the Corporation providing disability benefits to the Executive.

(c) The Corporation will cause to be continued any life, medical, dental and disability coverage substantially identical to the coverage maintained by the Corporation for Executive prior to this termination for Disability. This coverage (except for any remaining period of COBRA-continuation coverage Executive elects to continue at his cost) and payments shall cease upon the earlier of: (i) the date Executive returns to the full-time employment of the Corporation, in the same capacity as he was employed prior to his termination for Disability (and pursuant to an employment agreement between Executive and Corporation, if the term of this Agreement has not then expired); (ii) Executive’s fulltime employment by another employer; (iii) the Executive’s death; or (iv) this Agreement expires.

(d) Notwithstanding the foregoing, there will be no reduction in the compensation otherwise payable to Executive during any period during which Executive is incapable of performing his duties hereunder by reason of temporary disability within the policies of the Corporation.

(e) Executive agrees that he will not compete with the Corporation for a period of twenty-four (24) months following his retirement from his employment by the Corporation. For purposes of this paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

7.	DEATH OF EXECUTIVE.

Upon the death of the Executive during the term of this Agreement, the Corporation shall pay to Executive’s estate the compensation due to the Executive through the last day of the calendar month in which his death occurred.

8.	TERMINATION FOR CAUSE.

(a) For purposes of this Agreement, “Termination for Cause” shall include termination because of the Executive’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation which negatively impacts the Corporation (other than conviction of a misdemeanor), or material breach of any provision of this Agreement. For purposes of this Paragraph, the term “willful” is defined to include any act or omission which demonstrates an intentional or reckless disregard for the duties and responsibilities owed to the business of the Corporation by Executive. Notwithstanding the foregoing, Executive shall not be deemed to have been Terminated for Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the members of the Board (not including Executive, if he is a member of the Board) at a meeting of the Board called and held for that purpose, finding that in the good faith opinion of the Board, Executive was guilty of conduct justifying Termination for Cause and specifying the reasons thereof. The Executive shall not have the right to receive compensation or other benefits for any period after Termination for Cause. Any unvested stock options granted to Executive under any stock option plan or any unvested awards granted under any other stock benefit plan of the Corporation, or any subsidiary or affiliate thereof, shall become null and void effective upon Executive’s receipt of Notice of Termination for Cause pursuant to Paragraph 9 hereof, and shall not be exercisable by Executive at any time subsequent to such Termination for Cause. Any unexercised options granted Executive under this Agreement shall not be exercisable by Executive at any time subsequent to such Termination for Cause. If he is terminated for Cause, the Executive shall not compete with the Corporation for twenty-four (24) months following the date of his Termination for Cause. For purposes of this Paragraph, the term “compete” shall have the same meaning as more fully defined in Paragraph 10, Non-Competition.

(b) If Terminated for Cause pursuant to Paragraph 8(a), Executive shall nevertheless be entitled to receive the same compensation and benefits to which he would be entitled to receive upon the occurrence of an Event of Termination, as set forth in Paragraphs 4(b) and 4(c), and shall not be penalized except for the loss of his position.

9.	NOTICE.

(a) Any purported termination of Executive’s employment by the Corporation or by Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and the Date of Termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated. If the Notice of Termination is given by Corporation, Corporation shall specify if Executive’s duties and work assignments, if any, for the period prior to the Date of Termination.

(b) “Date of Termination” shall mean: (A) if Executive’s employment is terminated for Disability, thirty (30) days after a Notice of Termination is given (provided that he shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period); and (B) if his employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of a Termination for Cause, shall not be less than thirty (30) days from the date such Notice of Termination is given).

(c) If, within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination (except upon the occurrence of a Change in Control and voluntary termination by Executive), the actual Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal there from having expired and no appeal having been perfected). Provided further that the Date of Termination shall be extended by such a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Corporation will continue to pay Executive his full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, Base Salary) and continue him as a participant in all compensation, benefit and insurance plans in which he was participating when the Notice of Dispute was given, until the dispute is finally resolved in accordance with this Agreement (or the expiration of the term of this Agreement, if sooner).

10.	NON-COMPETITION.

(a) Upon any termination of Executive’s employment hereunder pursuant to an Event of Termination as provided in Paragraph 4 hereof, Executive agrees not to compete with the Corporation for a period of twenty-four (24) months following such termination in the field of atmospheric plasma physics/engineering and in the geographic area of the United States of America. Executive agrees that during such period and within the field of atmospheric plasma physics/engineering and in the geographic area of the continental United States of America, Executive shall not work for or advise, contract, consult or otherwise serve with, directly or indirectly, any entity whose business materially competes with the business activities of the Corporation. Materially means any business that provides competing products, services, and activities using atmospheric plasma on applications of current interest, products produced by, or applications of declared interest by the Corporation. Employment at non-profits or government entities is permissible. Executive cannot work on projects that directly serve competitors of AGT relative to atmospheric plasma. The parties hereto, recognizing that irreparable injury will result to the Corporation, its business and property in the event of Executive’s breach of this Paragraph 10(a), agree that in the event of any such breach by Executive, the Corporation will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Executive, Executive’s partners, agents, servants, employers, employees and all persons acting for or with Executive. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Executive.

(b) Executive recognizes and acknowledges that the knowledge of the scientific research and/or business activities and plans for scientific research and/or business activities of the Corporation and affiliates thereof, as they may exist from time to time, is a valuable, special and unique asset of the business of the Corporation. Executive will not, during or after the term of his employment, disclose any knowledge of the past, present, planned or considered scientific research and/or business activities of the Corporation or affiliates thereof to any person, firm, corporation or other entity for any reason or purpose whatsoever, except as required by his employment. Notwithstanding the foregoing, Executive may disclose any knowledge of plasma physics, financial and/or economic principles, concepts or ideas which are not solely and exclusively derived from the business plans and activities of the Corporation. In the event of a breach or threatened breach by the Executive of the provisions of this Paragraph, the Corporation will be entitled to an injunction restraining Executive from disclosing, in whole or in part, the knowledge of the past, present, planned or considered scientific research and/or business activities of the Corporation or affiliates thereof, or from rendering any services to any person, firm, corporation, other entity to whom such knowledge, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Executive.

(c) During and for a period of twenty-four (24) months after Executive’s employment, Executive agrees not to solicit Corporation’s employees, contractors, consultants, directors or agents to work for or advise, contract, consult or otherwise serve with, directly or indirectly, Executive or any other entity (including non-profit or governmental entities). In addition, during and for a period of twenty-four (24) months after Executive’s employment, Executive agrees not to solicit, directly or indirectly, for or on behalf of himself or any entity whose business (including operations of non-profit or governmental entities) materially (see reference in section (a) on materially) competes in the field of atmospheric plasma physics/engineering and in the geographic area of the United States of America with the business activities of the Corporation, contracts, purchase orders or other work from any other entity that was a customer or active prospective customer of Corporation’s during the term of Executive’s employment with Corporation. The parties hereto, recognizing that irreparable injury will result to the Corporation, its business and property in the event of Executive’s breach of this Paragraph 10(c), agree that in the event of any such breach by Executive, the Corporation will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Executive, Executive’s partners, agents, servants, employers, employees and all persons acting for or with Executive. Nothing herein will be construed as prohibiting the Corporation from pursuing any other remedies available to the Corporation for such breach or threatened breach, including the recovery of damages from Executive.

(d) Executive agrees the provisions of this Paragraph 10 shall survive either the termination of this Agreement or the expiration of the term of this Agreement. Executive further agrees that the provisions of this Paragraph 10 shall remain applicable for a period of twenty-four (24) months to Executive so long as his employment with Corporation continues, at-will, after the expiration of the term of this Agreement.

11.	SOURCE OF PAYMENTS.

All payments provided in this Agreement shall be timely paid from the general funds of the Corporation.

12.	EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

This Agreement contains the entire understanding between the parties hereto and supersedes any prior employment agreement between the Corporation or any predecessor of the Corporation and Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

13.	NO ATTACHMENT; SUCCESSORS AND ASSIGNS.

(a) Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

(b) This Agreement shall be binding upon, and inure to the benefit of, Executive and the Corporation and to the Corporation’s successors and assigns. Executive may not assign this Agreement.

14.	MODIFICATION AND WAIVER.

(a) This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

15.	SEVERABILITY.

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extend consistent with law continue in full force and effect.

16.	HEADINGS FOR REFERENCE ONLY.

The headings of Paragraphs herein are solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

17.	GOVERNING LAW.

This Agreement shall be governed by the substantive laws and procedural provisions of the State of Tennessee, unless otherwise specified herein; provided, however, that in the event of a conflict between the terms of this Agreement and any applicable federal or state law or regulation, the provisions of such law or regulation shall prevail.

18.	INDEMNIFICATION.

The Corporation shall provide Executive with coverage under a standard directors’ and officers’ liability insurance policy at its expense, or in lieu thereof, shall indemnify Executive to the fullest extent permitted under applicable Tennessee and federal law and the Articles of the Organization against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been a director or officer of the Corporation (whether or not he continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgment, court costs and reasonable attorneys’ fees and the cost of a reasonable settlement.

19.	SUCCESSOR TO THE CORPORATION.

The Corporation shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Corporation, expressly and unconditionally to assume and agree to perform the Corporation’s obligations under this Agreement, in the same manner and to the same extent that the Corporation would be required to perform if no such succession or assignment had taken place.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, upon and concurrent with the closing of the Acquisition, by a duly authorized officer of Corporation and by Executive, all on the 1st day of March, 2004.

ATTEST:		ATMOSPHERIC GLOW TECHNOLOGIES, INC.

	By:	/s/ Kimberly Kelly-Wintenberg
[SEAL]		Kimberly Kelly-Wintenberg, President

WITNESS:		EXECUTIVE

/s/ Illegible	By:	/s/ Thomas W. Reddoch
Thomas W. Reddoch, CEO